March 10, 2005


Mail Stop 03-06


Andrew P. Rasdal
President and Chief Executive Officer
DexCom, Inc.
5555 Oberlin Drive
San Diego, California 92121

Re:	DexCom, Inc.
	Amendment no. 2 to Registration Statement on Form S-1
	Filed March 2, 2005
	File No. 333-122454

Dear Mr. Rasdal:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter

Amendment no. 2 to Form S-1

Summary - Page 1
1. We note your response to comment 3 indicates that the company believes that the endpoints designed for the trial of the short-term sensor were achieved. Please clarify supplementally how the selected endpoints were determined. Explain how achieving the endpoints in the clinical trial supports the company`s belief that the clinical trial will support a premarket approval application. For example, are the efficacy endpoints based on past FDA-approved product results?
2. We note your response to comment 4. Please revise to clarify how much longer after obtaining approval it will be before the company begins to market its product commercially.
3. We note from the articles that you furnished supplementally that a relatively small percentage of individuals with diabetes (approximately 14.6%) perform glucose self-monitoring one or more times a day. Expand the disclosure in the summary under "Market Opportunity" and/or "Importance of Glucose Monitoring" and in the Business section to disclose and quantify this point. Revise the disclosure to explain that the potential market for your products would be considerably smaller than the figures given for the total number of individuals with diabetes. We also note your disclosure on page 4 that "patients may be unwilling to insert or implant a sensor in their body, especially if their current diabetes management involves no more than two finger sticks per day." Expand to disclose the percentage of diabetes patients whose diabetes management involves more than two finger sticks per day, if known, or clarify to explain that testing more than twice per day is uncommon, as noted in the supplemental materials. Refer to "Frequency of Blood Glucose Monitoring in Relation to Glycemic Control in Patients with Type 2 Diabetes" at page 980.
4. We note your response to comment 7 and revised disclosure. Please expand the disclosure on page 3 of the Summary to briefly compare your product with the products described under the caption "Competition" on page 60. For example, address the fact that at least one of the continuous glucose monitors that has received FDA approval employs non-invasive technology.

	The DexCom Solution - Page 3
5. In the fourth bullet, clarify that your first generation short-term sensor will not eliminate the need for finger sticks. We note your response to comment 21 and do not believe that saying in a subsequent paragraph that your systems "may not be approved as replacement devices for single-point finger stick devices" clearly conveys the point that your product, at least initially, will not eliminate the need for finger sticks, which the bullet paragraph implies.

Risk Factors - Page 7

	Concentration of ownership among our existing directors . . .
-
Page 24
6. We note your response to comment 15. Please expand your disclosure to illustrate this risk through examples of proposals and actions these holders may support that would not be in the interests of unaffiliated shareholders.




Related Party Transactions - Page 85
7. We note your response to comment 30. The spirit of Item 404 is to fully inform potential investors regarding related party transactions in connection with the formation of the registrant. We believe this would include, for example, the equity issuances to founders and for technology that occurred in May, 1999, particularly if those who received the securities are still employed by the registrant. Please revise.

Report of Independent Registered Public Accounting Firm - Page F-1

	Financial Statements
8. We refer to your response to prior comment 36. We believe that the audit report should include the additional language from AU
Section 9508.18. We also understand that Ernst & Young`s national office has consulted with the Office of the Chief Accountant of the
Division of Corporation Finance with respect to this matter.
Please
revise.


*  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Patrick Enunwaonye at (202) 824-5529 or Gary Todd at (202) 942-2862 if you have questions regarding comments on the financial statements and related matters. Please contact Eduardo Aleman at (202) 824-5661 or me at (202) 942-1880 with any other questions.

      			Sincerely,



      			Peggy Fisher
						Assistant Director


cc (via facsimile):  Robert A. Freedman, Esq.
		      Charles Ruck, Esq.
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Andrew P. Rasdal
DexCom, Inc.
March 10, 2005
Page 1